Exhibit 99.1

JOYY Announces Leadership Transition

SINGAPORE, August 2, 2024 (GLOBE NEWSWIRE) -- JOYY Inc. (Nasdaq: YY) (“JOYY” or the “Company”), a global technology company, today announced that its board of directors (the “Board”) has approved a carefully planned leadership succession. Ms. Ting Li, currently Director and Chief Operating Officer of the Company, will succeed Mr. David Xueling Li as Chairperson of the Board (“Chairperson”) and Chief Executive Officer (“CEO”), effective immediately. Mr. David Xueling Li will continue serving as a member of the Board, ensuring continuity and supporting ongoing business momentum.

Mr. David Xueling Li stated, “JOYY has become highly globalized, cultivating an engaging and vibrant user community worldwide. With robust localized operations and continuous innovation, we are poised to further diversify our revenue streams and seize new growth opportunities. The Board and I believe that this is the optimal time for leadership transition. I will remain as a member of the Board, exploring new long-term prospects while supporting the team.”

Mr. David Xueling Li continued, “Ms. Ting Li’s exceptional contributions and strategic vision make her the ideal leader for our next growth phase. As Chief Operating Officer, she has successfully steered our operations through various challenges. Her deep understanding of our past and future direction, coupled with her recent Board experience, ensures a smooth transition.”

Ms. Ting Li commented, “I am grateful for the Board’s trust and I am honored to take on new responsibilities of Chairperson and CEO. We have been dedicated to globalization through localization and expansion of our global presence continually. Looking ahead, we will continue nurturing our content and social entertainment ecosystems and reinforcing our market position. By driving product innovations and operation refinement, we aim to strengthen the foundation and efficiency of our monetization capabilities. In addition, we will keep cultivating initiatives for the long run in order to further diversify revenue and achieve sustainable long-term growth.”

Effective immediately, Ms. Ting Li will assume the roles of Chairperson and CEO. She has been with the Company since 2011, serving as Chief Operating Officer since 2016, and joined the Board in November 2023. Her contribution in developing JOYY’s ecosystem and enriching its content and product offerings has been pivotal. Prior to joining the Company, Ms. Li served as a product manager at Tencent from 2006 to 2011 after receiving a bachelor’s degree from South China University of Technology.

About JOYY Inc.

JOYY is a leading global technology company with a mission to enrich lives through technology. JOYY currently operates several social products, including Bigo Live for live streaming, Likee for short-form videos, Hago for multiplayer social networking, an instant messaging product, and others. The Company has created a highly engaging and vibrant user community for users across the globe. JOYY’s ADSs have been listed on the NASDAQ since November 2012.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release, as well as JOYY’s strategic and operational plans, contain forward-looking statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JOYY’s goals and strategies; JOYY’s future business development, results of operations and financial condition; the expected growth of the global online communication social platform market; the expectation regarding the rate at which to gain active users, especially paying users; JOYY’s ability to monetize the user base; the developments in the sale of YY Live; fluctuations in global economic and business conditions; and assumptions underlying or related to any of the foregoing. A more detailed and full discussion of those risks and other potential risks is included in JOYY’s filings with the SEC. All information provided in this press release is as of the date of this press release, and JOYY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

JOYY Inc.

Jane Xie/Maggie Yan

Email: joyy-ir@joyy.com

ICR, Inc.

Robin Yang

Email: joyy@icrinc.com